PRIMERO RECEIVES NYSE NOTICE

Toronto, Ontario, December 27, 2016 --- Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) today announced that is has received formal notification from the New York Stock Exchange (“NYSE”) of its non-compliance with the exchange’s continued listing standards for minimum trading price. Primero has formally replied to the NYSE notification with the Company’s intention to restore compliance to the minimum share price criteria within the prescribed time frame. Primero expects to achieve re-compliance by delivering on a number of key strategic and operational initiatives, which include, but are not limited to:

•	Reducing costs and returning operations to industry-leading profitability as historically reported at its flagship San Dimas mine;

•	Delivering increased cash flow from its Black Fox mine with production focus on the high-grade Deep Central Zone;

•	Exploring and identifying high quality mineral resources in and around our current mines and projects.

Primero is currently in compliance with all other NYSE continued listing standards. The NYSE notice does not affect the Company’s normal business operations or the listing of its common shares, which will continue to trade on the NYSE under the symbol “PPP”. The NYSE will assign the stock a “.BC” designation to signify that the Company is “below criteria” with regard to the NYSE continued listing standards.

The Company will continue to actively monitor its NYSE share price and evaluate all available options to cure this deficiency within the prescribed six-month time frame.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Evan Young
Manager, Investor Relations
Tel: (416) 814-2694
eyoung@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “if approved”, “forecasts”, “intends”, “anticipates”, “believes”, “in order to” or variations of such words and phrases or statements that certain actions, events or results “are anticipated”, “may”, “could”, “would”, “might” or “will require”, “will allow”, “will enhance” or “will include” or similar statements or the negative connotation thereof. Forward-looking information is also identifiable in statements of currently occurring matters which will continue in future, such as “is updating”, “is working” or “is also assessing” or other statements that may be stated in the present tense and are not historical facts or words with future implication such as “opportunity”, “promising”.

Forward-looking statements in this news release include, but are not limited to, statements regarding the notification from the New York Stock Exchange (“NYSE”) of its non-compliance with the exchange’s continued listing standards for minimum trading price, the Company’s intention to restore compliance to the NYSE criteria and the Company’s expectations to deliver on key strategic and operational initiatives in order to achieve re-compliance.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management and the specific assumptions set forth above in this news release.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including, the Company not being able to restore compliance with the NYSE criteria, the Company not being able to deliver on key strategic and operational initiatives in order to achieve re-compliance and the Company not being able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.